EXHIBIT (a)(1)(M)

NEWS RELEASE

Editorial Contacts:	Investor Contacts:

Craig Cochran	Minaxi Patel
Synopsys, Inc.	Synopsys, Inc.
(650) 584-4230	(650) 584-1201
craig@synopsys.com	minaxi@synopsys.com

SYNOPSYS, INC. CLOSES SUBSEQUENT OFFERING PERIOD

AND TENDER OFFER FOR SHARES OF NUMERICAL TECHNOLOGIES, INC.

MOUNTAIN VIEW, Calif., February 28, 2003 – Synopsys, Inc. (Nasdaq: SNPS) announced today the successful completion of the tender offer by Synopsys’ wholly owned subsidiary, Neon Acquisition Corporation, to purchase all of the outstanding shares of common stock of Numerical Technologies, Inc. (Nasdaq: NMTC), for $7.00 net per share in cash.

The depositary for the offer has advised Synopsys and Neon Acquisition that, as of the expiration of the subsequent offering period of the offer at 12:00 midnight, New York City time, on Thursday, February 27, 2003, an aggregate of approximately 31,067,037 Numerical shares were tendered to Neon Acquisition pursuant to the offer, including approximately 79,780 shares delivered through notices of guaranteed delivery, representing approximately 90.71% of the Numerical shares outstanding.

Pursuant to the terms of the merger agreement among Synopsys, Neon Acquisition and Numerical, Neon Acquisition will acquire the Numerical shares that it does not already own at the same $7.00 per share price as offered in the tender offer, through a merger of Neon Acquisition with and into Numerical. As a result of this merger, Numerical will become a wholly owned subsidiary of Synopsys.

About Numerical Technologies

Numerical Technologies, Inc., the world’s leading provider of sub-wavelength lithography-enabling technology, develops and markets proprietary technology, software tools and services that enable the production of sub-wavelength integrated circuits (ICs) with feature sizes that are smaller than the wavelength of light used to create circuit patterns on silicon. Numerical’s products and industry alliances form a comprehensive design-to-silicon solution that enables the creation of smaller, faster and more power-efficient ICs using available manufacturing equipment. Numerical’s customers include the world’s top semiconductor companies, design automation tool vendors, semiconductor equipment suppliers and photomask manufacturers. Additional information about the company is available on the Web at http://www.numeritech.com.

About Synopsys

Synopsys, Inc., headquartered in Mountain View, California, creates leading electronic design automation (EDA) tools for the global electronics market. The company delivers advanced design technologies and solutions to developers of complex integrated circuits, electronic systems and systems on a chip. Synopsys also provides consulting and support services to simplify the overall IC design process and accelerate time to market for its customers. Visit Synopsys at http://www.synopsys.com.

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The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Numerical. Neon Acquisition and Synopsys have filed a Tender Offer Statement on Schedule TO, as amended, containing an offer to purchase, form of letter of transmittal and other documents relating to the tender offer, and Numerical has filed a Solicitation/Recommendation Statement on Schedule 14D-9, as amended, with respect to the tender offer with the SEC. Neon Acquisition, Synopsys and Numerical have mailed these documents to Numerical stockholders. These documents contain (and any future amendments may contain) important information about the tender offer and the merger and Numerical stockholders are urged to read them carefully and in their entirety. Numerical stockholders may obtain a free copy of these documents at the website maintained by the SEC at http://www.sec.gov. In addition, stockholders may obtain a free copy of these documents from Synopsys by contacting Synopsys at 700 East Middlefield Road, Mountain View, California 94043, attention: Investor Relations.

Synopsys is a registered trademark of Synopsys, Inc. Numerical Technologies is a trademark of Numerical Technologies, Inc.

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